FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Q. In a recent posting of FAQs, it was stated that America West ramp agents couldn’t work on US Airways airplanes (and vice versa) until after the operating certificates are merged. Why can’t US employees take over the ramp jobs before the certificates are integrated?
A. The collective bargaining agreement in place for Fleet Service work at America West provides that only America West employees are to work on America West aircraft (unless we outsource that work at a location). The agreement in place for Fleet Service agents at US Airways has a similar provision. Hence, until the two Fleet groups are integrated under one contract, or the two unions and the company agree prior to that time, America West Fleet agents will do the ramp work on America West aircraft, and US Airways Fleet agents will do the ramp work on US Airways aircraft (again, except where the work is outsourced). Where either airline outsources fleet work, the other may perform the fleet work according to the contract.
Q. If work groups at AWA and US Airways are represented by the same union, will the new US Airways honor the higher paying scale or renegotiate new wages?
A. Even if a group is represented by the same union at both airlines, until operational integration for the workgroup is completed, the current collective bargaining agreement for each workgroup will continue in force. In other words, after the merger closing in late September, America West’s pilots, flight attendants and dispatchers (groups with the same union representation at US Airways) will continue under the contracts in place at AWA; and these same groups at US Airways will continue under the contracts in place at US Airways. These groups can’t be integrated until the operation is integrated, a process that could be more than a year away. In the meantime, as stated, employees in these groups will remain on their current contract’s wage scale. During this time, the company will undertake full analysis of contracts, policies and work rules that will be applicable to the fully integrated workgroup.
Q. We recently heard about US Airways closing their Pittsburgh call center but leaving open the three centers that are in foreign countries. Was this a combined decision of AWA and US Airways? Most of us find this pretty upsetting and wonder if AWA is going to take on the policy of such severe outsourcing.
A. US Airways’ decision to close the Pittsburgh call center was made prior to the merger announcement. At this time, we do not have any plans to close any of the existing call centers.
Q. Do you know if all of the throwback liveries will be on the A320s and if so will they fly random routes?
A. We haven’t determined which aircraft will wear the throwback liveries and yes, they, like most of our fleet, will fly a variety of routes. We also think there will be eight throwback livery aircraft (two each) so that the west and east systems will see them from time to time (prior to the operational integration).
Q. Now that the new livery and colors have been rolled out, when will we be able to purchase clothing items from the company store?
A. The Company Store will have items featuring the look of the new US Airways within two weeks after the close date. If items are made available sooner we will let employees know.

Q. What are the plans with the theme aircrafts? Are we going to keep them as they are or are we going to paint them in the new US Airways colors as well? What about all the ground operation vehicles such as belt loaders, tugs, trucks, vans, a/c units, etc.? Are they also going to be re-painted in the new colors?
A. First, on the theme planes, they’ll likely change, since they currently reflect the America West look. At this point, we don’t know if we’ll have new, US Airways-branded theme planes, but we’ll keep employees looped in as those decisions are made.
The ground equipment and any other America West equipment will eventually be branded with the new US Airways look. No timetable has been set for that undertaking, but as with the fleet, the process will take a few years. We want to make that changing of colors as cost effective as possible; our future success depends on our ability to keep costs low.
Q. A lot of US Airways maintenance shops have been outsourced. Any plans to bring some component work back in-house or bringing some components to be worked in Phoenix?
A. A number of options are being considered for the maintenance group, but no firm decisions have been made since, initially, we’ll have to continue maintaining our airplanes separately, since we will operate on two operating certificates for some period of time (18 months to two years). But, part of merging the operating certificates will involve making these types of decisions. We haven’t ruled out bringing some outsourced work back in house, but for now, it’s just too early to tell.
Q. What will happen in our stations that are operated by Continental employees once the merger is finalized? Will they be taken over by existing US Airways employees already working in the particular city?
A. In many cities, yes, we will transition out vendors, such as Continental, in exchange for US Airways employees. See, one of the biggest benefits of the merger is the $600 million in cost synergies, which includes savings realized by combining operations in airports where we currently have employees of both airlines, and allowing having US Airways handle flights that used to be contracted out.
Q. What’s the status on new uniforms? I heard that everyone was going to have to buy a new uniform for the combined airline.
A. Not at all. In fact, employees shouldn’t expect to see a slew of new uniforms for the new company. While there may be some modifications, we don’t expect sweeping changes to current uniforms. The current uniform styles are very similar in terms of color, texture and style. Similar to the new livery, however, we will have a new addition to the uniform that reflects the new company. There are teams currently looking to add elements to the current uniforms that reflect the new airline. We’ll communicate more details as soon as the uniform plan is decided.
Q. Being a 21-year AWA employee, I would like to be able to keep my AWA badge as a memento along with my certificates and other items I currently have. Will this be possible?
A. On the certificates, mementos, etc. you’re absolutely welcome to keep the collection. However, on the badges, the FAA requires that any airline-issued identification badge (that is no longer valid) be returned to the issuing airline, so although we don’t yet have a badging plan in place, in order to get a new US Airways badge, you’ll probably have to turn in your current badge. Again, the timeline for changing badges hasn’t been established yet, but when a process is put in place we’ll communicate it to all employees.
Q. I have not read anything regarding the issuance of new stock and how it will affect America West shares already owned by employees.
A. Employee stock owners’ shares will transition in an identical fashion as non-employee stock owners’ shares. Shares will be converted to the new company’s shares at a rate of

.4125 to one, meaning if you have 10 AWA shares, you’ll have 4.125 LCC shares. The stock’s monetary value will be adjusted accordingly, and the total value will remain the same.
Q. I am curious about the new livery. I noticed in the pictures that the registration number ends with a US. Is that the new airline code the new US Airways will be using?
A. The aircraft painted in the new livery was one from US Airways’ current fleet, which is why its tail number ended in US. When we combine the fleet, the tail numbers will not change, so an AW today will be an AW three years from now. However, as we take deliver of new aircraft we’ll have another code at the end of tail number. Those have not been determined yet.
Q. One of the obvious benefits to employees of combining the two airlines are the numerous new places we can fly. When can we see a benefit to our priorities and pass privileges between the two airlines?
A. We don’t have a timeline on the non-rev travel policy yet, but the idea is to have that benefit available to employees as soon as possible after we close the merger this fall.
Q. On the new livery, why can’t we paint the flag in its normal color? The color of the stripes in the American flag are red, but on the tail of the aircraft it’s colored blue which does not reflect the true color of the American Flag.
A. It was simply an artistic choice. The US Airways Flag symbol is not intended to replicate the American Flag; rather, it is a “stylized” flag.
Q. I receive questions from travel agents about their flight benefits. Are they going to change?
A. Those policies have not been finalized yet, but we expect them to be finalized near the close date for the merger. As soon as the policy is established we will communicate it to travel agents as quickly as possible.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.